As filed with the Securities and Exchange Commission on September 28, 2001

                                                             File No. 070-09607

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                 -----------------------------------------
                       POST-EFFECTIVE AMENDMENT NO. 1
                                TO FORM U-1
                          APPLICATION/DECLARATION
                                   UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ----------------------------------------------------
                                  Conectiv
                       Delmarva Power & Light Company
                       Atlantic City Electric Company
                              800 King Street
                            Wilmington, DE 19899

           (Name of companies filing this statement and addresses
                      of principal executive offices)

     ------------------------------------------------------------------
                                  Conectiv
                              (address above)

        (Name of top registered holding company parent of declarant)
                     ----------------------------------
                              Philip S. Reese
                                 Treasurer
                                  Conectiv
                              (address above)

                 (Name and addresses of agents for service)
                     ----------------------------------
   The Commission also is requested to send copies of any communications in connection with this matter to:

John N. Estes III                                    Peter F. Clark
Judith A. Center                                     General Counsel
William C. Weeden                                    Randall V. Griffin
Skadden, Arps, Slate, Meagher & Flom LLP             Senior Counsel
1440 New York Avenue, NW                             Conectiv
Washington, D.C. 20005                               (address above)




         In its order dated December 28, 2000 ("Order"), the Commission authorized Conectiv and its subsidiaries, Delmarva Power & Light Company ("DPL") and Atlantic City Electric Company ("ACE," together with DPL and Conectiv, "Applicants") to engage in various transactions (collectively, the "Transaction") relating to the sale of interests in the Peach Bottom Atomic Power Station Units 2 and 3 ("Peach Bottom"). Conectiv et al., Holding Co. Act Release No. 27324 (Dec. 28, 2001). In the Order, the Commission authorized the Applicants to complete ACE's portion of the Transaction no later than the end of the second quarter of 2001. However, the Applicants were unable to complete that portion of the transaction by the date specified. They therefore respectfully request further authority to complete ACE's portion of the Transaction by no later than December 31, 2001.

         There have been no material changes in the facts or representations set forth in the Form U-1 Application/Declaration on which the Order was based. The Applicants respectfully request the Commission to issue as soon as possible an order authorizing Applicants to complete ACE's portion of the transaction as requested in this post-effective amendment.



                                 SIGNATURE

         Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application/Declaration to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  September 28, 2001

                                            Conectiv



                                            /s/ Philip S. Reese
                                            -----------------------------
                                            By:  /s/ Philip S. Reese
                                            Title:  Treasurer


                                            Delmarva Power & Light Company



                                            /s/ Philip S. Reese
                                            -----------------------------
                                            By:  /s/ Philip S. Reese
                                            Title:  Treasurer


                                            Atlantic City Electric Company



                                            /s/ Philip S. Reese
                                            -----------------------------
                                            By:  /s/ Philip S. Reese
                                            Title:  Treasurer